April 3, 2019	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Liz Walsh, Staff Attorney Chris Edwards, Staff Attorney Jorge Bonilla, Staff Accountant Mark Rakip, Staff Accountant

Re:	IDEAYA Biosciences, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially submitted on March 15, 2019 CIK No. 0001676725

Ladies and Gentlemen:

On behalf of our client, IDEAYA Biosciences, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 3”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company initially submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on January 17, 2019, which was amended by Amendment No. 1 filed on March 15, 2019 (“Amendment No. 1”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 dated March 27, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 3, including copies which have been marked to show changes from Amendment No. 1, as well as copy of this letter.

April 3, 2019

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 2. Please delete your reference to “first-in-class” throughout your registration statement as it implies the product candidate’s approval.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 5, 31, 82, 94, 95, 103 and 104 of the Registration Statement.

2.

We note your response to prior comment 3. Please further revise your pipeline tables to include columns for each stage of further development for your product candidates, including all phases of clinical trials.

Response:    In response to the Staff’s comment, the Company has revised the product candidate pipeline table and the research pipeline table appearing on pages 1 and 103 of the Registration Statement.

3.

We note you now include a research pipeline table that includes four discovery phase programs and a product candidate pipeline that includes one discovery phase program. As your narrative disclosure only briefly discusses these programs, and they are not otherwise discussed in the Summary section, please explain to us why you believe these programs are sufficiently material to your business to be included in the prospectus summary with equal prominence as your other product candidates.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that these programs are sufficiently material to the Company’s business to be included in the prospectus summary with equal prominence as the Company’s other product candidates because a significant portion of the Company’s resources and research efforts are directed towards these discovery phase programs directed to synthetic lethality targets. As noted in the disclosure, synthetic lethality is an emerging class of precision medicine targets and of substantial interest to oncology researchers, pharmaceutical companies and investors.

Use of Proceeds, page 74

4.

Please expand your disclosure to state the approximate amount of proceeds intended to be used for each purpose identified in the bullet points, including activities related to the Phase 1/2 clinical trial for IDE196 in solid tumors with GNAQ/GNA11 mutations, the preclinical evaluation and initiation of the Phase 1 clinical trials for IDE196 in NSCLC patients, and the preclinical evaluation of MAT2A through initiation of and interim data from a Phase 1 clinical trial.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 68 and 74 of the Registration Statement to provide additional information regarding its current expectations for resource allocation among its key programs and research activities. The Company respectfully acknowledges the Staff’s comment and believes that the use of proceeds disclosure as modified in Submission No. 3 is appropriate for enabling investors to understand how the Company currently expects to allocate resources towards its two key precision medicine program areas while recognizing the early stage of development of the Company’s product candidates. Preclinical and early stage clinical development can result in unpredictable costs and investment of resources and there are numerous factors affecting the projected timing and estimated costs of developing a product candidate, as disclosed under “Use of Proceeds” and “Risk Factors” in the Registration Statement. The Company submits that providing additional speculative estimates would not be helpful to an investor’s understanding of the Company’s allocation of resources to key areas of its business in order progress the Company’s programs and research activities.

* * *

April 3, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark Roeder

Mark Roeder of LATHAM & WATKINS LLP

cc:	Yujiro Hata, IDEAYA Biosciences, Inc.

Paul Stone, IDEAYA Biosciences, Inc.

Mark Roeder, Latham & Watkins LLP

Benjamin Potter, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP